Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

In this report, as used herein, and unless the context suggests otherwise, the terms “EUDA,” “Company,” “we,” “us” or “ours” refer to the combined business of Euda Health Holdings Limited and its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on May 09, 2024 (the “2023 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2023 Form 20-F under “Item 1A. Risk Factors” or in other parts of the 2023 Form 20-F.

Results of Operations

Comparison of the Six Months Ended June 30, 2024 and 2023

	For the Six Months Ended June 30,
	2024 (Unaudited)	2023 (Unaudited)	Change	Percentage Change
Revenues	$1,908,048	$1,803,010	$105,038	5.8%
Cost of revenues	1,465,976	1,359,320	106,656	7.8%
Gross profit	442,072	443,690	(1,618)	(0.4)%
Selling expenses	34,938	377,472	(342,534)	(90.7)%
General and administrative expenses	1,996,594	2,781,972	(785,378)	(28.2)%
Impairment loss on intangible assets	14,755,560	-	14,755,560	100.0%
Loss from operations	(16,345,020)	(2,715,754)	(13,629,266)	501.9%
Other expense income, net	(404,233)	(4,474,011)	4,069,778	(91.0)%
Benefit for income taxes	(979)	-	(979)	100.0%
Net loss from continuing operations	(16,748,274)	(7,189,765)	(9,558,509)	132.9%
Net loss from discontinued operations	(84,673)	(1,323,406)	1,238,733	(93.6)%
Net loss	(16,832,947)	(8,513,171)	(8,319,776)	97.6%

Revenue

Our revenue from property management services slightly increased by approximately $0.1 million or 5.9%, to approximately $1.9 million for the six months ended June 30, 2024 from approximately $1.8 million for the six months ended June 30, 2023. The increase was primarily driven by increase of the average management service fees charged to the clients , for both with and without security guard services. For the six months ended June 30, 2024, the average property management service fee without the security guard service was approximately $39,000 compared to approximately $33,000 for the same period in 2023. For the six months ended June 30, 2024, the average property management service fee with security guard service was approximately $41,000 compared to approximately $37,000 for the same period in 2023. For the six months ended June 30, 2024 and 2023, we consistently managed 35 units of properties with security guard services and 13 units without security guard services.

Our percentage of property management services revenue from each property type are summarized as follows:

	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Residential Apartments	71%	69%
Commercial Units	29%	31%

Historically, we provided more property management services in the residential apartments than in the commercial units.

Cost of Revenue

Our cost of revenues from property management services increased by approximately $0.1 million, or 7.8%, to approximately $1.5 million for the six months ended June 30, 2024 from approximately $1.4 million for the same period in 2023. The increase in cost of revenues from property management services is in line with our increase of revenues from property management services.

Gross Profit

The gross profit percentage was 23.2% and 24.6% for the six months ended June 30, 2024 and 2023, respectively. The decrease of gross profit percentage of 1.4% was primarily attributable to increase in salary and benefits of the property management employees due to inflation.

Operating Expenses

Total operating expenses increased by approximately $13.6 million, or 431.3%, to approximately $16.8 million for the six months ended June 30, 2024 from approximately $3.2 million for the same period in 2023. The increase was mainly attributable to the increase of impairment loss on intangible assets of approximately $14.8 million. The increase was offset by decrease of selling expenses of approximately $0.3 million and decrease of general and administrative (“G&A”) expenses of approximately $0.8 million.

A decrease of approximately $0.3 million in selling expenses was mainly attributable to the decrease of approximately $0.3 million in advertising and marketing expense as management initiated its operating strategy to minimize its marketing related expenses during the six months ended June 30, 2024 as compared to the same period in 2023.

A decrease of approximately $0.8 million in general and administrative expenses was primarily attributable to a reduction of approximately $0.9 million in professional fees such as audit fee, legal fee, accountancy fee, and others, as management implemented its strategy to streamline operations and improve overall efficiency during the six months ended June 30, 2024, compared to the same period in 2023.

An increase of approximately $14.8 million in impairment loss on long-lived assets due to the impairment loss incurred on the intangible assets acquired from Fortress Cove Limited (“Fortress Cove”) and its subsidiary acquisitions (“Fortress Cove Acquisition”) during the six months ended June 30, 2024. Such impairment arises because the Fortress Cove Acquisition was treated as an asset acquisition under ASC 805 rather than a business combination, and the fair value was found to be less than the relative fair value of the identifiable intangible assets. As a result, no goodwill was recorded for the excess consideration over the net assets acquired. This impairment does not imply a reduction in the overall intrinsic value of Fortress Cove, its physical condition, or its revenue-generating potential. It stems from the fair value allocation required by ASC 805 during the asset acquisition, followed by an independent valuation of the intangible assets in accordance with ASC 350.

Other Expenses, Net

Our other expense, net is summarized as follows:

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023	Change	Change (%)
	(Unaudited)	(Unaudited)
Interest expense, net	$(42,962)	$(1,276)	$(41,686)	3,266.9%
Change in fair value of prepaid forward purchase liabilities	-	(1,303,658)	1,303,658	(100.0)%
Loss on settlement of prepaid forward contracts	-	(2,635,816)	2,635,816	(100.0)%
Loss on debt settlement	(448,000)	(645,612)	197,612	(30.6)%
Other income, net	86,729	112,351	(25,622)	(22.8)%
Total other expense, net	$(404,233)	$(4,474,011)	$4,069,778	(91.0)%

Total other expense, net were amounted to approximately $0.4 million and $4.5 million for the six months ended June 30, 2024 and 2023, respectively. The significant changes were mainly due to the following:

Interest expenses, net

The increase of interest expenses of approximately $42,000 was mainly attributable to we obtained a few new loans from some private lenders.

Change in fair value of prepaid forward purchase liabilities and loss on settlement of prepaid forward contracts

We entered into two equity prepaid forward transactions in November 2022, which required for fair value accounting. As the prepaid forward contracts has been settled on June 8, 2023, we did not incurred any change in fair value of prepaid forward purchase liabilities and loss on settlement of prepaid forward contracts for the six months ended June 30, 2024.

Loss on debt settlement

We incurred a loss on our debt settlements of approximately $0.5 million and $0.6 million for the six months ended June 30, 2024 and 2023, respectively, as we entered into four settlement agreements for the six months ended June 30, 2024, compare to five settlement agreements for the same period in 2023 to settle our debt incurred with various lenders and converted the balance with the issuance of our ordinary shares to the lenders.

Benefit for Income Taxes

Our benefit for income taxes increased by approximately $1000 for the six months ended June 30, 2024 as compared to $0 for the same period in 2023. The increase in benefit for income taxes is mainly due to the realization of defer tax liabilities incurred from the amortization of intangible assets which acquired from Fortress Cove Acquisition.

Net Loss from Continuing Operations

We had a net loss from continuing operations of approximately $16.7 million and $7.2 million for the six months ended June 30, 2024 and 2023, respectively. Changes of net loss from continuing operations for the six months ended June 30, 2024 as compared to the same period in 2023 was predominately due to the reasons as discussed above.

Net Loss from Discontinued Operations

We had a net loss from discontinued operations of approximately $85,000 and $1.3 million for the six months ended June 30, 2024 and 2023, respectively. The decrease of net loss from discontinued operations was predominately due to the decrease in revenue of approximately $1.0 million which lead to decrease in gross profit of approximately $0.3 million offset by the decrease in operating expenses of approximately $1.5 million in our medical services unit for the six months ended June 30, 2024 as compared to the same period in 2023. In September 2023, we have streamlined our medical service operations to minimize any further losses as the demand in our services were much lower in the post Covid-19 era. As a result, our Board has thoroughly reviewed the current market conditions and strategic considerations, and reached to a resolution that streamlining certain of our medical service units are in the best of our interests and our shareholders.

Net Loss

We had a net loss of approximately $16.8 million and $8.5 million for the six months ended June 30, 2024 and 2023, respectively. Changes of net loss for the six months ended June 30, 2024 as compared to the same period in 2023 was predominately due to the reasons as discussed above.

Liquidity and Capital Resources

In assessing liquidity, we monitor and analyze cash on-hand and operating and capital expenditure commitments. Our liquidity needs are to meet working capital requirements, operating expenses and capital expenditure obligations. Debt financing in the form of short-term borrowings from banks, private lenders, third parties and related parties and cash generated from operations have been utilized to finance working capital requirements. As of June 30, 2024, our working capital deficit was approximately $6.8 million, and we had cash of approximately $0.4 million.

We have experienced recurring losses from operations and negative cash flows from operating activities since 2020. In addition, we had, and may potentially continue to have, an ongoing need to raise additional cash from outside sources to fund our expansion plan and related operations. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support our cost structure. In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that these conditions raise substantial doubt about our ability to continue as a going concern within one year after the date that our unaudited condensed consolidated financial statements are issued. The management’s plan in addressing this uncertainty is through the following sources:

●	other available sources of financing from Singapore banks and other financial institutions or private lenders;

●	equity financing.

In light of the disparity between the exercise price of the warrants and our current trading price, it is very unlikely that any potential proceeds from the exercise of our warrants will be realized in the near future. We are in active discussions with underwriters regarding a potential financing transaction through the issuance of convertible or equity financing to improve our liquidity and capital resource needs. However, there is no assurance that management will be successful in our financing plans. Should we need to seek additional capital prior to the potential convertible notes financing transaction, we may continue to go to our related parties for additional financial support. We can make no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to us, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on us and would materially adversely affect our ability to continue as a going concern.

Discontinued operations may entail contingent liabilities, such as legal claims, tax clearance and etc. The resolution of these liabilities could require cash outflows, impacting the Company’s liquidity and financial flexibility. If proceeds from discontinued operations are used to repay debt obligations, the Company’s liquidity may improve in the long term by reducing interest expenses and debt service requirements. However, the immediate impact on liquidity will depend on the timing and amount of debt repayment.

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business and, as such, the financial statements do not include any adjustments relating to the recoverability and classification of recorded amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

The following summarizes the key components of cash flows for the six months ended June 30, 2024 and 2023.

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Net cash used in operating activities from continuing operations	$(1,120,810)	$(2,511,774)
Net cash (used in) provided by operating activities from discontinued operations	(137,787)	335,273
Net cash used in investing activities from continuing operations	(4,021)	(1,098)
Net cash provided by (used in) investing activities from discontinued operations	-	-
Net cash provided by financing activities from continuing operations	1,299,775	2,103,728
Net cash provided by (used in) financing activities from discontinued operations	197,739	(392,209)
Effect of exchange rate changes	(41,872)	2,081
Net change in cash and cash equivalents	$193,024	$(463,999)

Principal demands for liquidity are for working capital and general corporate purposes.

Operating Activities

Net cash used in operating activities was approximately $1.3 million for the six months ended June 30, 2024 and was primarily attributable to (i) approximately $16.8 million in net loss from continuing operations as discussed above, (ii) approximately $0.1 million increase in prepayments as we purchased wellness product for resale and fixed assets from vendors, though the legal title of the items has not yet transferred to us, (iii) approximately $68,000 of operating lease payment to reduce operating lease liabilities, and (iv) approximately $0.1 million net cash used in operating activities from discontinued operations, offset by (i) various non-cash items which included approximately $80,000 of depreciation expense and amortization expense, approximately $14.8 million impairment loss on intangible assets, and approximately $0.4 million loss on debt settlement, (ii) approximately 0.4 million increase in other payable and accrued liabilities as we incurred more salary payable to our officer during the period. Additionally, we are holding approximately $0.2 million in escrow which is payable to 8i Asia Limited (“8i Asia), representing purchase consideration collected on behalf of 8i Asisa, and (iii) approximately $55,000 decrease in accounts receivable due to more collections.

Net cash used in operating activities was approximately $2.2 million for the six months ended June 30, 2023 and was primarily attributable to (i) approximately $7.1 million in net loss from continuing operations as discussed above, and (ii) approximately $56,000 of operating lease payment to reduce our operating lease liabilities, offset by (ii) various non-cash items which included approximately $64,000 of depreciation expense and amortization expense, approximately $1.3 million loss from change in fair value of prepaid forward purchase liabilities, approximately $2.6 million loss on settlement of prepaid forward contracts, and approximately $0.6 million of loss on debt settlement, (ii) approximately $95,000 increase in payables and accrued liabilities as we incurred more accrued expenses related to our operations, and (iii) approximately $0.3 million net cash provided by operating activities from discontinued operations.

Investing Activities

Net cash used in investing activities was approximately $4,000 for the six months ended June 30, 2024, which was primarily attributable to approximately $20,000 in purchase of equipment and intangible assets, offset by approximately $16,000 cash acquired from Fortress Cove Acquisition.

Net cash used in investing activities was approximately $1,000 for the six months ended June 30, 2023, which was primarily attributable to purchase of equipment.

Financing Activities

Net cash provided by financing activities was approximately $1.5 million for the six months ended June 30, 2024 and was primarily attributable to (i) approximately $1.5 million proceeds received from issuance of convertible notes, (ii) approximately $50,000 proceed received from issuance of ordinary shares through private placements, (iii) approximately $0.3 million proceeds received from short-term loans- private lenders, (iv) approximately $0.3 million proceeds received from short-term loans- related party, and (v) approximately $0.2 million net cash provided by finance activities from discontinued operations, offset by (i) approximately $0.3 million repayment of convertible note, (ii) approximately $0.1 million repayment to short-term loans- private lenders, and (iii) approximately $0.3 million repayments to discontinued operations entities.

Net cash provided by financing activities was approximately $1.7 million for the six months ended June 30, 2023 and was primarily attributable to (i) approximately $0.7 million proceeds received from issuance of ordinary shares through private placements, (ii) approximately $0.7 million proceeds received from short-term loans related parties, (iii) approximately $0.3 million borrowings from other payables- related parties, and (iv) approximately $0.4 million borrowings from discontinued operations entities, offset by approximately $0.4 million net cash used in financing activities from discontinued operations.

In light of the significant number of redemptions and the unlikelihood that the Company will receive significant proceeds from exercises of the Warrants because of the disparity between the exercise price of the Warrants and the current trading price of the ordinary shares, the Company is likely to have to seek additional capital in the near future in order to support our continued business operations. If the trading price of our ordinary shares experiences a further decline following or as a result of this offering, it will negatively impact our ability to raise additional capital on favorable terms, if at all.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.